

Mail Stop 3233

October 18, 2016

Via E-Mail
Michael A. Happel
Chief Executive Officer and President
New York REIT, Inc.
405 Park Ave., 14th Floor
New York, NY 10022

> **Re: New York REIT, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 26, 2016 and Amended September 27, 2016**
> **File No. 001-36416**

Dear Mr. Happel:

We have reviewed your filings and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Questions and Answers About the Special Meeting

Q: Are there any interests in the liquidation that differ from my own?, page 6

1. We note your disclosure that "[a]dditional LTIP Units issued under the OPP to the Advisor are eligible to be earned on the final valuation date under the OPP scheduled to occur in April 2017, based on the achievement of certain performance criteria…." We also note your disclosure on page 62 that your "Total Liquidating Distributions Range is based, in part, on the assumption that no LTIP Units will be earned on the final valuation date under the OPP in April 2017." Please provide additional narrative disclosure regarding the mechanism and performance criteria used to determine whether the Advisor will be entitled to such additional LTIP Units on the final valuation date under the OPP and how the LTIP Units will be valued upon any such issuance. Please also describe the basis for your assumption that no LTIP Units will be earned on the final valuation date under the OPP in April 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Michael J. Choate, Esq. (Via E-Mail)
       Proskauer Rose LLP